AMENDED AND RESTATED

SERVICE AGREEMENT

This Amended and Restated Service Agreement (“Agreement”) is entered into effective as of the 1st day of May, 2025, by and between FIDELITY INVESTMENTS INSTITUTIONAL OPERATIONS COMPANY LLC (“FIIOC”) and THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY (“Company”). This Agreement hereby amends and restates in its entirety the Service Agreement between Company and FIIOC dated May 1, 2003, as amended.

WHEREAS, FIIOC provides transfer agency and other services to Fidelity’s Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V (collectively “Funds”); and

WHEREAS, the services provided by FIIOC on behalf of the Funds include responding to inquiries about the Funds, including the provision of information about the Funds’ investment objectives, investment policies, portfolio holdings, etc.; and

WHEREAS, Company holds shares of the Funds in order to fund certain variable annuity contracts, group annuity contracts, and/or variable life insurance policies, the beneficial interests in which are held by individuals, plan trustees, or others who look to Company to provide information about the Funds similar to the information provided by FIIOC; and

WHEREAS, the Company and one or more of the Funds have entered into one or more Participation Agreements, under which the Company agrees not to provide information about the Funds except for information provided by the Funds or their designees; and

WHEREAS, FIIOC and Company desire that Company provide the services listed on Exhibit 1 (“Services”) for individual variable annuity owners, participants in group annuity contracts issued by the Company, and owners and participants under variable life insurance policies issued by the Company, and prospective customers for any of the above; and

WHEREAS, FIIOC and Company recognize that Company’s efforts in providing such Services will reduce the burden that such inquiries would place on FIIOC should such inquiries be directed to FIIOC.

NOW, THEREFORE, the parties do agree as follows:

1. Information to be Provided to Company.  FIIOC agrees to provide to Company, on a periodic basis, directly or through a designee, information about the Funds’ investment objectives, investment policies, portfolio holdings, performance, etc. The content and format of such information shall be as FIIOC, in its sole discretion, shall choose. FIIOC may change the format and/or content of such informational reports, and the frequency with which such information is provided. For purposes of Section 4.2 of each of the Company’s Participation Agreement(s) with the Funds, FIIOC represents that it is the designee of the Funds, and Company may therefore use the information provided by FIIOC without seeking additional permission from the Funds.

2. Use of Information by Company.  Company may use the information provided by FIIOC in communications to individuals, plan trustees, or others who have legal title or beneficial interest in the annuity or life insurance products issued by Company, and to prospective purchasers of such products or beneficial interests thereunder. If such information is contained as part of larger pieces of sales literature, advertising, etc., such pieces shall be furnished for review to the Funds in accordance with the terms of the Company’s Participation Agreements with the Funds. Nothing herein shall give the Company the right to expand upon, reformat or otherwise alter the information provided by FIIOC. Company acknowledges that the information provided it by FIIOC may need to be supplemented with additional qualifying information, regulatory disclaimers, or other information before it may be conveyed to persons outside the Company.

3. Compensation to Company.  In recognition of the fact that Company will provide Services set forth on Exhibit 1 (“Services”), FIIOC agrees to pay Company a quarterly fee computed as follows:

At the close of each calendar quarter FIIOC will determine the Average Daily Assets held in the Funds by the Company. Average Daily Assets shall be the sum of the daily assets for each calendar day in the quarter divided by the number of calendar days in the quarter. The Average Daily Assets shall be multiplied by [ ] ([ ] basis points) and that sum shall be divided by four. The resulting number shall be the quarterly fee for that quarter.

Should any Participation Agreement(s) between Company and any Fund(s) be terminated effective before the last day of a quarter, Company shall be entitled to a fee for that portion of the quarter during which the Participation Agreement was still in effect, unless such termination is due to misconduct on the part of the Company. For such a stub quarter, Average Daily Assets shall be the sum of the daily assets for each calendar day in the quarter through and including the date of termination of the Participation Agreement(s), divided by the number of calendar days in that quarter for which the Participation Agreement was in effect. Such Average Daily Assets shall be multiplied by [ ] ([ ] basis points) and that number shall be multiplied by the number of days in such quarter that the Participation Agreement was in effect, then divided by three hundred sixty-five. The resulting number shall be the quarterly fee for the stub quarter.

Notwithstanding the foregoing, Company will not be entitled to any compensation under this Agreement for any calendar quarter in which the average net assets of the Company invested in the Variable Insurance Products Funds’ portfolios, excluding Money Market and VIP Index 500 portfolios, are in the aggregate less than $100 million.

4. Termination.  This Agreement may be terminated by Company at any time upon written notice to FIIOC. FIIOC may terminate this Agreement at any time upon thirty (30) days’ written notice to Company. FIIOC may terminate this Agreement immediately upon written notice to Company (1) if required by any applicable law or regulation, (2) if so required by action of the Fund(s) Board of Trustees, or (3) if Company engages in any material breach of this Agreement. This Agreement shall terminate immediately and automatically upon the termination of Company’s Participation Agreement(s) with the Funds, and in such event no notice need be given hereunder.

5. Applicable Law.  This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the Commonwealth of Massachusetts.

6. Assignment.  This Agreement may not be assigned without the prior written consent of the parties, except that it shall be assigned automatically to any successor to FIIOC as the Funds’ transfer agent, and any such successor shall be bound by the terms of this Agreement.

IN WITNESS WHEREOF, the parties have set their hands as of the date first written above.

FIDELITY INVESTMENTS INSTITUTIONAL OPERATIONS COMPANY LLC

By:	/s/ Brian Field

Name:	Brian Field

Title:	Head of OSG Client Services

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

By:	/s/ Rosanne Kropp

Name:	Rosanne Kropp

Title:	Vice President

EXHIBIT 1

SERVICES

1.

Customer Records: Company shall maintain separate records for each Customer with respect to each of the VIP Funds held by such Customer. Records shall reflect shares purchased, redeemed, and exchanged, including the date and price and charges assessed for all transactions, share balances and share lot histories.

2.

Customer Servicing: Company shall (i) answer Customer inquiries (through electronic and other means) regarding VIP Fund status and history, share prices, dividend amounts and payment dates, and the manner in which purchases, redemptions and exchanges of shares may be effected; (ii) provide Customers with information through electronic means; (iii) assist Customers in designating and changing dividend options, account designations and addresses; (iv) verify Customers’ requests for changes to account information; and (v) handle correspondence from Customers about their accounts.

3.	Statements and Confirmations: Company shall forward Customer statements and confirmations as required by law.

4.	Cash Settlement: Company shall make available to each underlying Customer his or her proceeds of any VIP Fund redemptions, liquidations or distributions.

5.

Trading and Late Processing: Company shall execute all purchase orders in accordance with the terms and conditions set forth in the VIP Funds’ prospectus including, but not limited to, VIP Fund minimums. Company shall place orders for purchases, redemptions, and/or exchanges in accordance with the following terms:

(a)

Orders and Acceptance: Company acknowledges that if Company accepts Orders prior to the close of trading on a business day, they shall be treated as having been received by FIIOC on such business day. If such Orders are received after close of trading on a business day, they shall not be treated as having been accepted by Company or FIIOC on such business day.

(b) Instructions from Company pursuant to Orders shall be processed and transmitted by Company to FIIOC or its designee. Company shall only transmit instructions which are pursuant to Orders authorized by its Customers. Such instructions shall specify (i) either the number of shares or the dollar amount of any such Order, (ii) the applicable VIP Fund(s) and (iii) the business day on which the Order was accepted by Company.

(c)

Instructions pursuant to Orders shall be properly communicated to and received by FIIOC by 10:00 a.m. Eastern Time of the business day next following the business day on which the Order was accepted by Company. Such instructions shall be effected at the public offering price of the shares of the respective VIP Fund calculated as of the close of trading on the business day on which the Order was accepted by Company. If such instructions for an Order of shares of the VIP Funds are received by FIIOC after 10:00 a.m. Eastern Time of the business day next following the business day on which the Order was accepted by Company, Company shall be responsible for any claim, demand, loss, expense or cause of action suffered by FIIOC or the VIP Funds, or affiliates of either, as a result of such delay.

6.

Tax Reporting: Company shall be responsible for all reporting, cost basis, tax withholding requirements and taxpayer identification number (“TIN”) compliance with respect to any underlying Customer holding shares of the VIP Funds.

7.	Escheatment: Company shall comply with all applicable state escheatment rules for any underlying Customers accounts.

8.	Trade Based Compensation: Company shall assess front-end sales charges, upfront finder’s fees and dealer concessions pursuant to the terms and conditions of the VIP Funds’ prospectus.

9.	Dividends and Distributions: Company shall calculate and distribute all daily accruing dividends and periodic distributions for each underlying Customer account.

10.	Fund Closings: Company shall monitor and restrict activity in any VIP Funds that are deemed closed to new investors consistent with the terms and conditions of the VIP Funds’ prospectus.

11.

Oversight: To evidence Company’s compliance with the terms and conditions of the VIP Fund’s prospectus, Company shall, at the reasonable request of FIIOC, participate in an annual call regarding omnibus account compliance and submit reports or materials that Company and FIIOC mutually agree are reasonably necessary to assist FIIOC in evaluating whether Company is performing its obligations outlined in this contract.

12.

Large Trades: Company shall provide FIIOC with large trade notifications, to the extent reasonably practicable, and in a manner mutually agreeable by the parties to this Agreement. These notifications should include, but not be limited to, Company- driven advisory trades or plan level retirement trades.

13.	Standards: Company shall make reasonable efforts to work with FIIOC to automate the processes under this Agreement, in order to help reduce expenses of VIP Fund shareholders.

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